U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

AMENDED
NOTIFICATION OF LATE FILING

OMB Number 3234-0058	SEC File Number 000-50842	CUSIP Number 27031f102

(Check One):
[ ] Form 10-KSB [  ] Form 20-F   [  ]  Form 11-K   [X] Form 10-QSB   [  ]  Form N-SAR
For Period Ended: June 30, 2008

[  ]           Transition Report on Form 10-K
[  ]           Transition Report on Form 20-F
[  ]           Transition Report on Form 11-K
[  ]           Transition Report on Form 10-Q
[  ]           Transition Report on Form N-SAR
For the Transition Period Ended:  _____________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable

Part I Registrant Information

Full Name of Registrant:                                                      Earth Biofuels, Inc.

Address of Principal Executive Office (Street and Number)
                              3001 Knox Street, Suite 403
                              Dallas, Texas 75205

Part II Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b)           subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant has been unable to complete its Form 10-Q for the three months ended June 30, 2008, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. Such delays are primarily due to Registrant's management's dedication of such management's time to business matters and pending transactions. This has taken a significant amount of management's time away from the preparation of the Form 10-Q and delayed the preparation of the audited financial statements for the three months ended June 30, 2008.

Part IV Other Information

(1)           Name and telephone number of person to contact in regard to this notification:

Dennis G. McLaughlin, III                                                                214                                                                       389-9800
    (Name)                                                                                     (Area Code)                                                      (Telephone Number)

(2)           Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X]  Yes    [  ]  No

If answer is no, identify report(s).

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ]  Yes    [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

Earth Biofuels, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2008.                                                                           By: /s/       Dennis G. McLaughlin, III
                                                                                                                         Dennis G. McLaughlin, III
                         Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).